PUBLIC

20014091

SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC
Mail Processing
Section
SEP 22 2020
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2019 (MM/DD/YY) AND ENDING June 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iQ Capital (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 3rd Avenue 6th Floor
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon (516)490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Goldberg,Nikpour, Cohen & Sullivan Certified Public Accountants, PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Keith Bliss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iQ Capital (USA) LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

9/8/2020

Notary Public

OFFICIAL SEAL
OLIVIA M KIM
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires May 10, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

iQ CAPITAL (USA) LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED JUNE 30, 2020

Public

iQ Capital (USA) LLC
Statement of Financial Condition
June 30, 2020

ASSETS

Cash	$	73,361
Fees receivable		30,000
Prepaid expenses		44
Total current assets		103,405
Total assets	$	103,405

LIABILITIES AND MEMBERS' EQUITY(DEFICIT)

Current Liabilities:		
Accounts payable and accrued expenses	$	65,810
Payroll protection program loan		41,035
Total current liabilties		106,845
Total liabilities		106,845
Members' equity (deficit)		(3,440)
Total Liabilities and Members' Equity (Deficit)	$	103,405

See accompanying notes to financial statements

Public

iQ Capital (USA) LLC
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED JUNE 30, 2020

NOTE 1 - DESCRIPTION OF BUSINESS

IQ Capital (USA) LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Corporation. The Company has adopted June 30 as its year end.

The Company has been formed to provide private placement services and registered direct public offerings. The firm intends to raise capital for corporate clients ("Issuers") via private placements of Issuers" equity, equity linked, or debt securities to institutional investors. A typical private placement of securities would be closed or "settled and cleared" using a qualified escrow agent. The Company will not handle or take possession of client funds. Through Registered Direct Offerings, the firm intends to raise capital for corporate clients ("Registered Direct Offerings") by selling to institutional investors Reporting Issuers" equity, equity linked, or debt securities that are registered under shelf registration statements declared effective by the Securities and Exchange Commission. The firm intends to focus its efforts in the Life Science Industry but will also do business with Reporting Issuers in various industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The main office is in New York City, New York. The accounting treatment for property and equipment is stated at cost less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years.

All fixed assets are fully depreciated and there was no depreciation expense in the audit period.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, effective for annual reporting periods beginning after December 15, 2017. The core principle of this new standard states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Included among the requirements of ASU 2014-09 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations. The Company expects the adoption of this new standard will not have a material impact on the operating results of the Company

Public

Revenue Recognition (continued)

The Company will earn revenue from investment banking and consulting. Fees for investment banking and consulting will be recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company was organized on July 24, 2015 as a limited liability company. The Company is treated as a corporation for Federal and State income tax purposes. The broker dealer's financials are consolidated with the parent, iQ Group (Global), and the other subsidiaries. The broker dealer's balances are included in the tax return as a disregarded entity. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company has an "administrative services agreement" with iQ Capital (Operations) LLC. Both entities are affiliates of iQ Group (Global) LLC. "Operations' is in the business of providing information technology and general administrative support.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $37,190 which was $32,190 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.98 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Balances have not exceeded federally insured limits of $250,000 during the fiscal year.

Public

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") daily. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At June 30, 2020, the Company's cash equivalent includes only "Cash in Bank" valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is located at 708 3rd Avenue, 6th Floor, New York City, New York 10017. There are no lease commitments.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 31, 2020, the date the financial statements were available to be issued. There are no reportable subsequent events. In December 2019, a novel strain of coronavirus was reported in China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting financial markets across the world. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.